Mail Stop 4-7

June 10, 2005

Francis X. Frantz
Executive Vice President and Secretary
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

Re: 	ALLTEL Corporation
Amendment No. 2 to Form S-4
Filed May 27, 2005
File No. 333-123596

Form 10-K for the fiscal year ended Dec. 31, 2004, filed February
10,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
6,
2005
File No. 1-4996


Western Wireless Corporation
Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
6,
2005
File No. 0-28160

Dear Mr. Frantz:

      We have reviewed your amended registration statement and your response letter dated May 27, 2005, and we have the following comments. Please amend the registration statement in response to these comments as appropriate. Please respond to all other comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

ALLTEL Amendment No. 2 to Form S-4

Summary, page 5

Recent Developments, page 5

1. We note your revisions in response to prior comment 1. We specifically note your statement that "Unless otherwise indicated, all references to shares of ALLTEL common stock issued and outstanding in this proxy statement/prospectus exclude the shares of
ALLTEL common stock that were issued pursuant to the equity units."
The 24.5 million shares you issued pursuant to the equity units appears to be about 8% of your previously outstanding shares, which is significant. Accordingly, generally revise the registration statement so that references to outstanding ALLTEL common stock do not exclude the shares issued pursuant to the equity units.

Western Wireless Valuation, page 40

Discounted Cash Flow Analysis, page 43

2. We note your revisions in response to prior comment 6. Please further revise to explain, in everyday language, what unlevered betas of 1.00 and 0.800 signify and why. In other words, do these numbers mean that Bear Stearns evaluated Western Wireless` domestic wireless business as more or less volatile than some broader market portfolio?

Unaudited Pro Forma Combined Condensed Balance Sheet, page 104

Unaudited Pro Forma Combined Condensed Statement of Income, page
105

3. We are considering your responses to prior comments 10, 11 and 12.
We may have further comments.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the cover letter on EDGAR as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

cc:	John P. Fletcher
Kutak Rock LLP
(501) 975-3001 (fax)